WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
May 28, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,743,080
1000-MEGAWATT DEVELOPMENT PIPELINE IN INDIA

Further to the news release of Western Wind Energy Corporation dated February 20, 2007, Western Wind Energy is pleased to announce that it is in advanced discussions with an investor group to purchase 6 million units of the common shares of Western Wind Energy at $0.90 per unit. Each unit shall comprise of one (1) share at $0.90 and a warrant entitling the holder to purchase one (1) additional common share at a price of $1.05 for two (2) years. The use of proceeds will be for the acquisition of technical information, individual projects site data, and administrative and professional infrastructure on over 1,000 megawatts of wind energy development in the Republic of India.

Western Wind Energy is also pleased to announce the completion of a US $412,500 debenture to be used for site acquisition in the southwestern United States. The debenture has a term of two years, has an interest rate of libor +5.98% and a bonus of 119,000 common shares at a deemed price of $0.75 per share.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.